Eaton Vance Tax-Managed Buy-Write Income Fund

Two International Place

Boston, MA 02110

Telephone: (800) 225-6265

July 15, 2021

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Lisa Larkin

Re:	Rule 461 Request for Acceleration of Effective Date
Eaton Vance Tax-Managed Buy-Write Income Fund (the “Fund”)
Pre-Effective Amendment No. 1 to Registration Statement on Form N-2 (333-256242; 811-21676)

Dear Ms. Larkin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund and Eaton Vance Distributors, Inc., the principal underwriter of the Fund (the “Distributor”), hereby request that the staff of the Division of Investment Management accelerate the effective date of the Pre-Effective Amendment No. 1 to Registration Statement (the “Amendment”), which was filed today, July 15, 2021, to become effective as soon as practicable on July 22, 2021.

In connection with such request the Fund and the Distributor acknowledge that:

1.	Should the Commission or the staff acting pursuant to delegated authority declare the Amendment effective, such action does not foreclose any action by the Commission with respect to the filing;

2.	The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	The Fund will not assert the staff's acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund and the Distributor are aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Very Truly Yours,

EATON VANCE TAX-MANAGED BUY-WRITE INCOME FUND

By:	/s/ Kimberly M. Roessiger
Name:	Kimberly M. Roessiger
Title:	Secretary

EATON VANCE DISTRIBUTORS

By:	/s/ A. John Murphy
Name:	A. John Murphy
Title:	Vice President, Assistant Secretary and Assistant Clerk